L E D G E W O O D
A PROFESSIONAL CORPORATION
1900 Market Street, Suite 750
Philadelphia, PA 19103
TEL 215.731.9450 FAX 215.735.2513
www.ledgewood.com

February 8, 2013

Mr. Jonathan Wiggins
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:    Resource America, Inc.
Form 10-K for Fiscal Year Ended September 30, 2012
Filed December 14, 2012
File No: 000-04408

Dear Mr. Wiggins

On behalf of Resource America, Inc. (the “Company”), this letter is to respond to your letter of January 25, 2013 with respect to the above-referenced filing (the “2012 10-K”).  For your convenience, we first restate your comments in italics and then provide the Company's response.

General

1.	Please be advised that we may issue additional comments to your filing after you file your proxy statement on Schedule 14A.

The Company's definitive proxy statement on Schedule 14A was filed on January 28, 2013. The Company has advised us that it acknowledges that the staff may issue additional comments to the 2012 10-K as a result thereof.

Part II.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Dividends, page 38

2.
We note that paid cash dividends exceeded net cash from operating activities for the fiscal year ended September 30, 2012. Please tell us of the sources of such payments and confirm that you will include similar disclosure in future filings.

We have been advised by the Company that, for the fiscal year ended September 30, 2012 (“fiscal 2012”), the Company used its cash reserves, including $19.9 million of net proceeds received from the April 2012 sale of its subsidiary, Apidos Capital Management, LLC (“Apidos”), to pay dividends. The Company has advised us that it will disclose the source of cash dividend payments in future filings where cash dividends exceed the net cash provided by operating activities.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 47

3.
We note that you have included dividends declared per common share on the face of your Consolidated Statements of Operations. Please tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

The Company has advised us that it will prospectively remove the dividend per share disclosure from the face of the Consolidated Statements of Operations and will instead disclose such information in the notes to the consolidated financial statements in accordance with FASB ASC 260-10-45-5.

Note 9 - Variable Interest Entities, page 68

4.
We note your conclusion that Resource Capital Corp. (“RSO”) is a variable interest entity that you do not consolidate as it does not have the obligation of, or right to, losses or earnings that would be significant to RSO. Please provide us with a detailed analysis supporting your conclusion that you do not have the obligation of, or right to, losses or earnings that would be significant to RSO.

Historical Background and Relationship with RSO

RSO, a publicly-traded real estate investment trust (NYSE:RSO) that the Company sponsored in fiscal 2005, invests in a diversified portfolio of whole loans, B notes, mezzanine loans, commercial mortgage-backed securities, and other real estate-related loans and commercial finance assets. The Company owns approximately 2.6 million and related parties own 3.2 million common shares of the 99.5 million common shares of RSO outstanding as of September 30, 2012. The fair value of the shares owned by the Company and its related parties represent approximately 1.5% of RSO's debt and equity capital. Under a management agreement with RSO, the Company has the obligation to manage RSO's business and affairs in conformity with the policies and investment guidelines established by RSO's board of directors, and under its supervision.

Under the management agreement, the Company's compensation for its services consists of base and incentive management fees. In addition, the Company receives reimbursement of certain expenses from RSO. The base management fee is equal to 1.5% of RSO's equity, as defined in the management agreement, and the quarterly incentive management fee is equal to 25% of the amount by which (i) RSO's net income per common share (before non-cash equity compensation expense but after a reduction for the base management fee expense) exceeds (ii) an amount equal to the weighted average issuance price of RSO's common shares multiplied by the greater of (a) 2% or (b) a specified rate linked to U.S. Treasury securities multiplied by (iii) the weighted average number of common shares outstanding during the quarter.

Variable Interest Analysis

The Company has advised us that it completed an analysis under FASB ASC 810, Consolidation-Variable Interest Entities.  The Company concluded that shareholders of RSO possess only “indirect power” over RSO through their voting participation. While RSO's board of directors establishes the policies and investment guidelines under which the Company manages RSO, the Company has concluded that, through its role as external manager pursuant to the Management Agreement, on an operational basis it directs the activities of RSO (which include the management and acquisition of real estate and loan investments) that most significantly affect its economic performance. The Management Agreement can be terminated by at least two-thirds of the independent directors of RSO or holders of at least a majority of the common stock of RSO and no single equity holder has the unilateral ability to terminate the agreement. Accordingly, the Company determined that RSO is a VIE.

In its analysis, the Company identified its variable interests in RSO to be the incentive management fee it earns as well as dividends it receives on the common shares of RSO it holds. While the contractual base management fee and expense reimbursements are senior to the incentive management fee and dividends and, thus, do not qualify as variable interests pursuant to FASB ASC 810-10-55-37, the Company has included the base and incentive management fees and expense reimbursements in its analysis. The Company performed a discounted cash flow analysis of its aggregate interests, and the variable interests of its related parties, applying separate discount rates to each stream of cash flows, as a percentage of RSO's total discounted cash flows, calculated on a “best case” basis. In addition, the Company applied a terminal value to its cash flow interests to account for future cash flows that would presumably continue in perpetuity. The aggregate interests of the Company and its related parties represented 3.6% of RSO's total discounted cash flows (1.6% exclusive of the base management fees) at September 30, 2012. As a result of this analysis, the Company concluded that the total amount of its anticipated fees are insignificant relative to the total amount of RSO's anticipated cash flows and, accordingly, determined that it does not have the obligation of, or right to, expected losses or earnings that would be potentially significant to RSO. Thus, while the Company has determined that,as the manager of RSO it has the power to direct those activities that are most significant to RSO's economic performance, the Company concluded that its potential economic interests are insignificant to that entity and, accordingly, that the Company is not the primary beneficiary of RSO and was not required to consolidate RSO at September 30, 2012.

Note 18 - Income Taxes, page 77

5.
We note that you have recorded net deferred tax assets of $34.6 million at September 30, 2012, which includes a valuation allowance of $5.8 million. Given the significant losses recognized in each of the fiscal years ended September 30, 2008 through 2011, and the fact that you would have experienced a loss in the fiscal year ended September 30, 2012 absent the impact from the gain on deconsolidation and sale of subsidiaries, please provide us with a detailed analysis to support your conclusion that no additional valuation allowance is warranted related to your net operating loss carryfowards. Your response should address both the positive and negative evidence you considered in making this determination in accordance with ASC 740, and should specifically address the guidance in ASC 740-10-30-21. In addition, please describe for us the tax planning strategies related to your assessment that the other net deferred tax assets will be realized.

The Company has advised us that, in determining that no additional valuation allowance was warranted, it evaluated both positive and negative evidence pursuant to ASC 740-10-30-16 through 25. Although negative evidence exists in the form of cumulative losses in recent years, the Company determined that it also has strong positive evidence, in the form of tax planning strategies, discussed below, which outweighs the negative evidence.

All of these tax planning strategies are within the sole control of management, and the potential gross gains from executing these strategies exceeds the gross deferred tax assets associated with the net deferred tax assets of $34.6 million. Historically, the Company has executed on its tax planning strategies, as evidenced by gains recognized in the sale of its interests in Apidos in fiscal 2012 and the sale of its management contract and equity investment in Resource Europe CLO I (“REM I”) in fiscal 2011, each of which served to utilize a portion of the Company's then outstanding net operating loss carryforwards.

As of September 30, 2012, the Company's qualifying tax strategies included the following:

•	Sale of the Company's Equity Investment in LEAF Commercial Capital, Inc.
The Company valued this investment at $1.7 million based on a third-party valuation. With an estimated tax basis of $1.1 million, this tax planning strategy is projected to generate a $600,000 gain.

•	Sale of the Company's Trapeza Management Agreements
The Company valued this investment at $14.5 million based on an internal valuation of discounted projected management fees. With no tax basis in this asset and estimated sale expenses of $200,000, this tax planning strategy is projected to generate a gain of $14.3 million.

•	Sale of the Company's RSO Management Agreement
The Company valued this investment at $63.2 million based on an internal valuation of the prior two-year average management fees, multiplied by a termination value as defined in the management agreement. With no tax basis in this asset and estimated sale expenses of $200,000, this tax planning strategy is projected to generate a gain of $63.0 million.

The Company believes that these strategies fall within the guidance of ASC 740-10-30-19 based upon the following:

•
The strategies are prudent and feasible in that management has the ability to implement these strategies and has historically implemented similar strategies in the course of developing the Company's asset management business, including the fiscal 2011 sale of management contracts with respect to REM I (see “Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Revenues - Fiscal 2011 Compared to Fiscal 2012” in the 2012 10-K), and the fiscal 2012 sale of Apidos (see “Business - General” in the 2012 10-K).

•
While the Company ordinarily might not utilize these strategies, it can and would do so in order to prevent an operating loss carryforward from expiring unused. The Company, which operates in the real estate, financial fund management, and commercial finance sectors through its ownership interests and management contracts with various entities, including REITs, limited partnerships, and its joint venture arrangements, would expect to use the proceeds of any sales made in accordance with these strategies in the development and expansion of such operations.

•	Application of these strategies, as noted above, would be more than sufficient to realize the deferred tax assets.

Item 9A. Controls and Procedures

Disclosure Controls, page 99

6.
Please explain to us how you concluded that your disclosure controls and procedures were effective as of September 30, 2012 in light of the material weakness that prevented you from concluding that your internal control over financial reporting was effective as of September 30, 2012.

The Company has advised us that it will amend the second paragraph of the section captioned “Disclosure Controls” in Item 9A to read in its entirety as follows:

“Under the supervision of our chief executive officer and chief financial officer, we have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report and concluded that, because of the material weakness in our internal control over financial reporting (see “−Management's Report on Internal Control over Financial Reporting”), our disclosure controls and procedures were not effective for the period covered by this report.”

Management's Report on Internal Control over Financial Reporting, page 99

7.
We note that management's conclusion on the ineffectiveness of internal control over financial reporting (“ICFR”) is limited to ICFR surrounding the valuation for two legacy real estate investments. As discussed in Section II.B.2 of SEC Release No. 33-8810, available on our website at http://sec.gov/rules/interp/2007/33-8810.pdf, the disclosure requirements state that management's annual report on ICFR must include a statement as to whether or not ICFR is effective and do not permit management to issue a report on ICFR subject to certain qualifications, scope limitations, or exceptions. Please amend your filing to eliminate the limited scope language.

The Company has advised us that it will amend the second and third paragraphs of the section captioned “Management's Report On Internal Control over Financial Reporting” to read in their entirety as follows:

“Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control - Integrated Framework. Based upon this assessment, our management concluded that our internal control over financial reporting was not effective as of September 30, 2012.

In particular, management concluded that our processes, procedures and controls related to the valuations of two of our legacy real properties were not effective to ensure that the values assigned were accurately reported because we did not maintain effective controls over the supervision, review and analysis of supporting working papers for these valuations. As a result, we were required to adjust the valuations to comply with generally accepted accounting principles.”

Attached hereto is the written statement of the Company requested in the penultimate paragraph of your letter.

Very truly yours,
Ledgewood a professional corporation

By: /s/ J. Baur Whittlesey
J. Baur Whittlesey

Resource America, Inc. (The “Company”) acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the fiscal year ended September 30, 2012;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Resource America, Inc.

By: /s/ Thomas C. Elliott
Title: Senior Vice President and Chief Financial Officer
Dated: February 8, 2013